Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

Victory Capital

Overview Factsheet 2026

Company Overview

$327B	Total Client Assets *(as of February 28, 2026)*
699	Total Employees • 231 investment professionals • 255 sales and marketing professionals
60	Total Client Countries
11	Total Offices in the U.S.
2013	Management-led buyout from KeyCorp in 2013
2018	Became a publicly traded company (VCTR) in 2018
8	Eight major acquisitions over the past 11 years

Diverse Set of Investment Capabilities and Vehicles

> 100	Institutional Strategies
23	ETFs
132	Mutual Funds, including Interval Fund
12	Retail SMAs/UMAs
21	CITs
8	Model Portfolios
23	UCITS

Excellent Long-term Investment Performance

as of December 31, 2025:

» 54 of our mutual funds and ETFs received Overall Morningstar Ratings™ of four or five stars. Additionally, 65% of AUM in mutual funds or ETFs had overall four- or five-star ratings.

» 63% of total AUM outperformed benchmarks for the one-year period; 63% for the three-year period, 68% for the five-year period, and 78% outperformed for 10-year period.

» 60% of our Strategies outperformed benchmarks over the one-year period; 62% over the three-year period; 69% over the five-year period; and 68% over the 10-year period.

Value Creation for Shareholders

VCTR Comparisons	VCTR		JHG
Since VCTR's IPO Total Shareholder Return (TSR) for VCTR of 512% vs 111% for JHG (February 7, 2018 through market close on March 13, 2026)	512%	v.	111%
Since Trian's first investment TSR for VCTR of 358% vs 210% for JHG (as of June 30, 2020 through March 13, 2026)	358%	v.	210%
Since CEO joined JHG, TSR for VCTR of 183% vs 136% for JHG (June 27, 2022 through March 13, 2026)	183%	v.	136%

Channel Breakdown U.S. Intermediary Distribution » Reach spans every major channel: Nearly 100 U.S. Intermediary professionals have established relationships spanning wirehouses, independent broker-dealers, regional firms, DCIO, RIAS, family offices, and more. » Currently have products placed with 150,000 financial advisors, representing more than half of the advisors in the U.S. » Have products with approximately 5,000 RIAs, representing nearly a third of all RIAs in the U.S. » Our largest relationships are with the following platforms: • Wirehouse: Morgan Stanley, Merrill Lynch, Wells Fargo, and UBS • Regionals/Independents: Edward Jones, Raymond James, LPL Financial, and Ameriprise Financial • Private Banks: JP Morgan, Citigroup, and US Bank • Retirement: Empower, Fidelity, and Great Gray • Custodial Platforms: Fidelity, BNY Pershing, Charles Schwab, and Envestnet U.S. Institutional Presence » More than 460 institutional mandates across more than 425 clients » We have clients in common with eight of the 10 largest institutional consultants and 29 of the 40 largest firms Direct Investor Channel » More than 650,000 individual investors » 1.3 million accounts Past performance is not indicative of future results. All investments carry a certain degree of risk, including the possible loss of principal, and an investment should only be made with an understanding of the risks involved with owning a particular security or asset class. You are encouraged to seek professional advice regarding the best options for your particular circumstances. A fund’s most recent performance can be found at vcm.com. 62 mutual funds and ETFs did not have 4- or 5-star Overall Morningstar RatingsTM or were not rated. 35% of AUM in mutual funds and ETFs did not receive overall rating of 4 or 5 stars or are not rated. Not all asset classes considered are available to the general public and not all funds included have a history to be included in each period. Had fees not been waived and/or expenses reimbursed currently or in the past, the Morningstar ratings could have been lower. Ratings for other share classes not shown may be lower. The following copyright pertains only to the Morningstar information. ©2026 Morningstar, Inc. All rights reserved. The Morningstar information contained herein: (1) is proprietary to Morningstar; (2) may not be copied; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Visit www.vcm.com for more information. Funds distributed by Victory Capital Services, Inc. © 2026 Victory Capital Management Inc. All Rights Reserved. vcm.com

Forward-Looking Statements This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com. Certain Information Regarding Participants This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http:// www.sec.gov and Victory Capital’s website at www.vcm.com. vcm.com